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SEC FILE NUMBER
8-70214

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: AE Financial Services, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2950 SW McClure Rd
(No. and Street)

Topeka	KS	66614
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jolene Gochenour	(866)363-9595	jolene.gochenour@ae-wm.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

FORVIS, LLP
(Name – if individual, state last, first, and middle name)

1201 Walnut St Suite 1700	Kansas City	MO	64106
(Address)	(City)	(State)	(Zip Code)

10/16/2023	686
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Chris Radford _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of AE Financial Services, LLC _____, as of 12/31 _____, 2023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.


Melissa Anne O'Connor
NOTARY PUBLIC—STATE OF KANSAS
MY APPT EXP: July 13, 2025

Melissa Anne O'Connor
Notary Public _Melissa Anne O'Connor_

Signature: _[signature]_

Title:
President

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



1201 Walnut Street, Suite 1700 / Kansas City, MO 64106

P 816.221.6300 / **F** 816.221.6380

forvis.com

Report of Independent Registered Public Accounting Firm

To the Sole Member of
AE Financial Services, LLC
Topeka, Kansas

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of AE Financial Services, LLC (the "Company") as of December 31, 2023, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital and Aggregate Indebtedness under Rule 15c3-1; Computation for Determination of Reserve Requirements under Rule 15c3-3; and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission ("supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's

FORVIS is a trademark of FORVIS, LLP, registered with the U.S. Patent and Trademark Office.

PRAXITY
A member of the Praxity Global Alliance

management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 CFR §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2021.

FORVIS, LLP

Kansas City, Missouri
February 27, 2024

AE FINANCIAL SERVICES, LLC

Financial Statements

December 31, 2023

(With Report of Independent Registered

Public Accounting Firm Thereon)

These financial statements and schedules should be deemed CONFIDENTIAL pursuant to subparagraph (e)(3) of Rule 17a-5 under the Securities Exchange Act of 1934.

A statement of financial condition bound separately has been filed with the Securities and Exchange Commission simultaneously herewith as a PUBLIC document.

AE FINANCIAL SERVICES, LLC

Table of Contents

AE FINANCIAL SERVICES, LLC

Statement of Financial Condition

December 31, 2023

Assets

Cash	$	949,554
Accounts receivable		2,526
Other receivables		258,422
Prepaid expenses		71,394
Total assets	$	1,281,896

Liabilities and Member's Equity

Accounts payable	$	46,138
Accrued commission and fees payable		260,419
Total liabilities		306,557
Member's equity		975,339
Total liabilities and member's equity	$	1,281,896

The accompanying notes are an integral part of the financial statements.

AE FINANCIAL SERVICES, LLC

Statement of Operations

For The Year ended December 31, 2023

Revenues	$	2,650,959
Cost of revenues		1,590,410
Gross profit		1,060,549
Operating expenses:		
General and administrative		720,206
Income from operations		340,343
Other income:		
Interest and dividend income		19,268
Total other income		19,268
Income before provision for state taxes		359,611
Provision for state taxes		1,700
Net income	$	357,911

The accompanying notes are an integral part of the financial statements.

AE FINANCIAL SERVICES, LLC

Statement of Changes in Member's Equity

For the Year ended December 31, 2023

Balance – December 31, 2022	$	617,428
Net income		357,911
Distributions		—
Balance - December 31, 2023	$	975,339

The accompanying notes are an integral part of the financial statements.

AE FINANCIAL SERVICES, LLC

Statement of Cash Flows

For the Year ended December 31, 2023

Cash flows from operating activities:		
Net income	$	357,911
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in assets and liabilities:		
Increase in accounts receivable and other receivables		(173,793)
Decrease in prepaid expenses		2,640
Increase in accounts payable		6,492
Increase in accrued commission and fees payable		162,608
Net cash provided by operating activities		355,858
Net increase in cash		355,858
Cash – beginning of year		593,696
Cash – end of year	$	949,554
Supplemental disclosures of cash flow information:		
Taxes paid	$	1,700

The accompanying notes are an integral part of the financial statements.

AE FINANCIAL SERVICES, LLC

Notes to Financial Statements

December 31, 2023

(1) Organization and Nature of Business

(a) Organizational Matters

AE Financial Services, LLC ("Company"), a Kansas Limited Liability Company, is registered as a broker-dealer. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), the Securities Investor Protection Corporation ("SIPC"), and the Municipal Securities Rulemaking Board ("MSRB"). The Company is a wholly owned subsidiary of AEFS Holdings, LLC.

The Company provides securities investment services as an introducing broker-dealer. The Company has a clearing relationship with National Financial Services, LLC, which is fully disclosed.

The Company is registered with the Securities and Exchange Commission under The Securities Exchange Act of 1934. The Company will service registered representatives and clients that are referred from related parties, AE Wealth Management, LLC (AEWM) and Advisors Excel, LLC (AE). The Company was formed to provide additional services and products to the registered representatives and clients already being served by these related parties.

(2) Summary of Significant Accounting Policies

(a) Estimates and Assumptions

These financial statements are prepared in accordance with accounting principles generally accepted in the United States ("GAAP"), which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures at the date of the financial statements.

(b) Cash and Restricted Cash

The Company considers all highly liquid investments, not required to be segregated under federal or other regulations, with remaining maturities of three months or less to be cash equivalents. There were no restrictions on cash and cash equivalents as of December 31, 2023. Included in cash is a deposit of $100,000 on deposit with the Company's clearing firm. This deposit is considered an allowable asset and is not restricted.

(c) Accounts Receivable and Other Receivables

Accounts receivable and other receivables are carried at original amount less an estimate made for doubtful accounts based on a review of all outstanding amounts on a regular basis. Other receivables primarily represent commission revenues owed to the Company for investments transacted as an introducing broker-dealer and amounts owed from registered representatives. Accounts receivable and other receivables are written off when all economic means of recovery have been exhausted. Recoveries of accounts receivable and other receivables previously written off are recorded when received.

(d) Liabilities

Accrued commission and fees payable consists of commission expense due to registered representatives.

Accounts payable consists of amounts owed to related parties and third party services provider for professional services.

(e) Revenue Recognition

Commission revenues and related clearing expenses are recorded by the Company on a trade date basis as securities, annuities and insurance transactions occur. Asset based revenue is recorded on an accrual basis monthly as is based on customer asset balances of mutual funds, annuities, and insurance products.

The Company obtains registered representatives and clients through referrals from related parties, AEWM and AE as well as from their own recruiting efforts.

(f) State Taxes

The Company is organized as a limited liability company, which is not a taxpaying entity for federal or certain state income tax purposes. In general, the Company is not subject to income taxes as the members report their distributive share of taxable income on their respective income tax returns. However, the Company incurs certain state taxes in those states that do not recognize pass-through entities. In 2023, the Company recognized expense for such taxes in the amount of $1,700. The Company has open tax years from December 31, 2020 to December 31, 2023 with federal and state taxing authorities. The Company is not aware of any uncertain tax positions.

(g) Fair Value Measurement

Accounting Standards Codification Topic 820, *Fair Value Measurement,* establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

- Level 1 inputs - Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date

- Level 2 inputs - Other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

- Level 3 inputs - Unobservable inputs for the asset or liability

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety. Transfers between levels of the fair value hierarchy are recognized on the date of the event or change in circumstances that caused the transfer.

The fair values of the financial instruments represent the Company's best estimates of the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date. Those fair value measurements maximize the use of observable inputs. However, in situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects the Company's own judgments about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by the Company based on the best information available in the circumstances.

The carrying amounts of certain financial assets and liabilities approximate fair values because of the liquidity or short maturity of these instruments. Such financial assets and financial liabilities include cash, accounts receivable, other receivables, accounts payable, accrued commission and fees payable, and accrued fees.

(h) Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include product issuers, clearing organizations, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk.

The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In 2023, commission and fee revenue from two types of investments, Mutual Funds and Variable Annuities, accounted for approximately 71% of total revenues.

In 2023, four registered representatives accounted for approximately 74% of commission and asset revenue.

(i) Subsequent Events

Management has evaluated subsequent events through February 27, 2024. the date the financial statements were issued.

No subsequent events were noted that required adjustment to, or disclosure within, the financial statements.

(3) Revenue from Contracts with Customers

Under the provisions of ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), revenue is recognized when control of promised goods or services transfer to a customer at an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The principle is applied using a five-step process: (1) identify the contract with the customer; (2) identify the performance obligations; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations; (5) recognize revenue when (or as) the entity satisfies a performance obligation. The Company's revenue from contracts with customers is primarily from commission income, asset based fees, and affiliation fees. A majority of the Company's contracts with customers have no fixed duration, can be terminated at will without significant penalty and contain a single performance obligation. Some of the contracts with customers include variable consideration which is constrained at contract inception. Revenue is recognized when the underlying uncertainty is subsequently resolved and its no longer probable that a significant reversal will occur. Revenue disaggregation is as follows:

Commission – The Company recognizes commission revenue from the sale of annuities, life insurance, equities, bonds and mutual funds. Commissions and related clearing expenses are recorded upon the trade execution. The performance obligation is satisfied when the trades are executed since that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risk and rewards of ownership have been transferred to the customer. During 2023, commission revenue represented approximately 40% of revenues within the statement of operations.

Asset-based – The Company recognizes asset-based revenue on the account value of certain mutual funds and insurance and annuity products. The revenue is recognized over time as the investor owns the investment or holds the contract. It is determined based on a contracted fee percentage applied against the customer's net asset value of mutual fund, or the value of the insurance policy or annuity contract. The revenue is variably constrained due to factors outside the Company's control including market volatility and not recognized until is probable that a significant reversal will not occur. The revenue is accrued monthly and received on a monthly or quarterly basis. During 2023, asset-based revenues represented approximately 32% of revenues within the statement of operations.

Affiliation Fee and Product Support – The Company recognizes affiliation fee and product support revenue for support that is provided to registered representatives for items such as oversight, support, errors and omissions insurance and certain technology.   The revenue is recognized over time as the support is provided to the registered representatives. During 2023, affiliation fee and product support represented approximately 28% of revenues within the statement of operations.

(4) Net Capital Requirement

The Company is subject to Rule 15c3-1(a)(2)(ii) of the Securities Exchange Act of 1934, as amended, which requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1, and that the Company maintain minimum net capital of $50,000 or 6-2/3% of aggregated indebtedness, whichever is higher

At December 31, 2023, the Company had net capital of $903,945, which was $843,945 in excess of its required minimum net capital and the ratio of aggregate indebtedness to net capital was 33.91%.

(5) Related Party Transactions

The Company was created to provide additional products and services to registered representatives and clients from related parties, AEWM and AE. The Company exists to benefit the relationships already established and new recruiting efforts to the related parties.

The Company entered into an expense sharing agreement with AE Wealth Management Services, LLC to receive affiliation fee revenue to help offset the costs of license registrations, software usage, network file system administration, professional audit and legal services and compliance supervision, and other expenses related directly to the office. The Company received $634,000 for these items in 2023.

The Company has entered into an expense sharing agreement with AE Management Services, LLC (AEMS), an affiliated company, whereby AEMS may provide certain administrative services to the Company. These services may include computer equipment, software service and license fees, and professional services including general administrative, accounting and finance, human resources, IT, legal, and regulatory compliance. Services provided by AEMS totaled $297,113 during 2023 and are included in general and administrative expense within the statement of operations. As of December 31, 2023, $29,271 was due to AEMS for these services.

The Company also issued reimbursements to AEMS in the amount of $764 during 2023 for general and administrative expenses paid on behalf of AEFS. As of December 31, 2023, $211 was due to AE for these reimbursements.

The Company has an expense sharing arrangement with AE, an affiliated company, whereby AE provides office space, office maintenance and janitorial services, office supplies, furniture, fixtures & equipment, utilities, telecommunications, and other expenses directly related to the office. The Company incurred expenses totaling $109,590 for these items during 2023 and the expenses are included in general and administrative expense within the statement of operations. As of December 31, 2023, $9,133 was due to AE for these services.

The Company also issued reimbursements to AE in the amount of $2,029 during 2023 for general and administrative expenses paid on behalf of AEFS. As of December 31, 2023, $68 was due to AE for these reimbursements.

The Company obtains registered representatives and clients through referrals from AEWM, an affiliated company that leases employees from AEMS. Recruiting services provided by AEWM totaled $552 during 2023, and the expenses are included in cost of revenues within the statement of operations.

The Company issued reimbursements to AEWM in the amount of $23,447 during 2023, insurance coverage expenses paid on behalf of AEFS. In 2023, $23,062 of these expenses were included in general and administrative expenses within the statement of operations and $385 was included in prepaid expenses within the statement of financial condition. The Company also issued reimbursements to AEWM in the amount of $387 during 2023 for general and administrative expenses paid on behalf of AEFS.

(6) Contingencies

From time to time, the Company is involved in various legal proceedings arising in the normal course of business. The Company does not believe that the outcome of any of the legal proceedings will have a material impact on the financial position, results of operations, or cash flows; however, litigation is subject to uncertainty, and the outcome of individually litigated matters is not predictable with assurance.

.

SUPPLEMENTAL INFORMATION

AE FINANCIAL SERVICES, LLC

Schedule I

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS

UNDER RULE 15C3-1 OF THE SCURITIES AND EXCHANGE COMMISSION

As of and for the Year ended December 31, 2023

COMPUTATION OF NET CAPITAL
Total equity	$	975,339
Total equity qualified for net capital		975,339
Deductions/charges:		
Non-allowable assets:		
Prepaid expenses		71,394
Total non-allowable assets		71,394
Other deductions and/or charges		—
Net capital before haircuts on securities positions (tentative net capital)		903,945
Net capital	$	903,945

AGGREGATE INDEBTEDNESS
Items included in statement of financial condition:		306,557
Total aggregated indebtedness	$	306,557

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS
Minimum net capital required (6-2/3% of aggregated indebtedness or $50,000, whichever is greater)	$	50,000
Net capital in excess of amount required	$	853,945
Net capital less greater than 10% of aggregate indebtedness or 120% of $50,000	$	843,945
Ratio: Aggregate indebtedness to net capital		33.91%

Statement Pursuant to Rule 17a-5(d)(4)
A reconciliation with the Company's computation of net capital as reported in the unaudited Part IIA of Form X-17A-5 was not prepared as there are no material differences between the Company's computation of net capital and the computation contained herein.

The accompanying notes are an integral part of the financial statements.

AE FINANCIAL SERVICES, LLC

Schedule II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

UNDER RULE 15c3-3 OF THE SCURITIES AND EXCHANGE COMMISSION

For the Year ended December 31, 2023

A computation of reserve requirement is not applicable to AE Financial Services, LLC, as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii)and Footnote 74 of the SEC Release No. 34-70073 adopting amendements to to 17 C.F.R. § 240.17a-5.

The accompanying notes are an integral part of the financial statements.

AE FINANCIAL SERVICES, LLC

Schedule III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

UNDER RULE 15c3-3 OF THE SCURITIES AND EXCHANGE COMMISSION

For The Year ended December 31, 2023

Information relating to the possession or control requirements is not applicable to AE Financial Services, LLC, as the Company qualifies for exemption under the Rule 15c-3-3(k)(2)(ii) and Footnote 74 of the SEC Release No. 34-70073 adopting amendements to to 17 C.F.R. § 240.17a-5.

The accompanying notes are an integral part of the financial statements.



FORVIS

1201 Walnut Street, Suite 1700 / Kansas City, MO 64106
P 816.221.6300 / **F** 816.221.6380
forvis.com

Report of Independent Registered Public Accounting Firm

To the Sole Member of
AE Financial Services, LLC

We have reviewed management's statements, included in the accompanying AE Financial Services, LLC's Exemption report, in which (1) AE Financial Services, LLC (the "Company") identified the following provisions of 17 CFR §15c3-3(k) under which the Company claimed an exemption from 17 CFR §240. 15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions in 17 C.F.R. §15c3-3: (k)(2)(ii) throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services; and/or (3) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; and the Company stated it (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the exemption provisions, and for compliance with the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the *Securities Exchange Act of 1934* and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments of 17 C.F.R §240.17a-5.

FORVIS, LLP

Kansas City, Missouri
February 27, 2024



AE Financial Services, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made bycertain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a- 5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisionsof 17 C.F.R. § 240.15c3-3 (k): (2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k): (2)(ii) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services; and/or (3) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

AE Financial Services, LLC

I, Christopher Radford, swear (or affirm) that, to my best knowledge and belief, this Exemption Report istrue and correct.

By:

Title:
President
January 16, 2024

866.363.9595
2950 SW McClure Rd.
Suite B
Topeka, KS 66614

www.ae-fs.com   Securities are offered through AE Financial Services, LLC (AEFS), member FINRA/SIPC. 1047100